# Investor Update


Roche




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MAY 19 2005
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Basel,

## Roche Diagnostics Signs Research Agreement with Lilly to Confirm Gene-Based Targets

**Goal is to Begin a Personalized Medicine Collaboration to Identify Patients Most Likely to Respond to Two Leading Cancer Medications**

Today, Roche Diagnostics announced a collaboration with Eli Lilly and Company (NYSE: LLY) to confirm biomarkers that may be used to identify patients most likely to respond to certain cancer therapies. Lilly and Roche Molecular Diagnostics, a business area of Roche Diagnostics, will work with Response Genetics, Inc. (RGI), a privately held response profiling company, with whom both companies have an existing research technology relationship.

The first phase of the agreement specifically targets biomarkers linked to Lilly's Alimta® (pemetrexed) and Gemzar® (gemcitabine) anti-cancer treatments. The goal of the collaboration is to confirm biomarkers suspected to be linked to patients' survival response rates. Success of the first phase may lead to the development of companion diagnostic products by Roche Molecular Diagnostics.

"This agreement is excellent news for both physicians and patients, as the world of truly personalized medicine becomes an ever-growing reality," said Heino von Prondzynski, CEO of Division Roche Diagnostics and a Member of the Executive Committee. "Diagnostic technology and understanding of patient genetics can guide treatments and help physicians deliver the best patient care."

This announcement is consistent with the development of personalized medicine strategies prioritized by both Lilly and Roche Diagnostics. Lilly has a scientific collaboration with Response Genetics to discover biomarkers. Roche Diagnostics recently received FDA clearance for the AmpliChip CYP450 Test, the first microarray-based diagnostic test for detection of genetic variations that can influence drug efficacy and adverse drug reactions.

**F. Hoffmann-La Roche Ltd** CH-4070 Basel
Investor Relations
email:
investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

About Roche and the Roche Diagnostics Division

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totaled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our websites www.roche.com and www.roche-diagnostics.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0) 61 687 8503
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (0) 61 688 6636
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (0) 61 688 9356
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 8027
e-mail: zuzana.dobbie@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com